LETTERHEAD OF:

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: Kleinj@ballardspahr.com

December 5, 2007

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 000-14697

Ladies and Gentlemen:

We are pleased to provide this additional response letter on behalf of Harleysville Group Inc. (“Registrant” or the “Company”) to the Staff’s comments, as conveyed during a telephone discussion with Sasha Parikh and the undersigned on November 20, 2007, regarding the Registrant’s Form 10-K filed on March 9, 2007 (the “2006 10-K”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
2006 Compared to 2005, page 23

        Securities and Exchange Commission
        December 5, 2007

1.
Please provide to us a revised discussion that includes a discussion of the changes made to your reserve estimates that includes a quantified discussion of the changes made related to the severity assumptions.

RESPONSE:  The Company supplementally provides the following additional discussion in response to your request:

The tables below break out the change in the estimate of ultimate losses as of December 31, 2005 and December 31, 2006 for the 2005, 2004, 2003, and 2002 accident years into severity and frequency components for the major commercial and personal lines of business.  Table 1 summarizes the Company’s percentage change in the estimate of ultimate loss and loss adjustment expense by line of business between December 31, 2005 and December 31, 2006.  Tables 2 and 3 summarize the Company’s percentage change in the estimate of ultimate severity and ultimate claim counts, respectively.  The relationship between the three tables is as follows: (1+ the % change in estimated ultimate loss) = (1+ the % change in estimated ultimate severity) x (1+ the % change in estimated ultimate claim counts).  The estimated ultimate severity is calculated as the ratio of estimated ultimate loss to estimated ultimate claim counts.  The amounts underlying these tables are based on direct loss and claim experience minus ceded loss experience and exclude a small portion of losses associated with business assumed from involuntary pools.

Table 1

Increase (Decrease) in Ultimate Loss and Loss Adjustment Expense
Between the Years Ended December 31, 2005 and December 31, 2006

	Accident Years
	2005	2004	2003	2002

Line of Business
Commercial:
Automobile	-0.2%	-4.3%	-0.6%	-0.6%
Workers Compensation	-3.6%	-2.5%	-4.1%	0.0%
Multi-Peril	-6.5%	-3.6%	-1.7%	-0.8%
Other	-3.8%	-3.3%	4.5%	-4.8%
Total Commercial	-3.8%	-3.6%	-1.4%	-0.7%
Personal:
Automobile	-1.7%	-4.6%	-2.9%	-1.6%
Homeowners	-2.9%	-5.0%	-3.1%	-2.2%
Other	2.4%	0.9%	0.1%	-0.3%
Total personal	-2.0%	-4.6%	-2.9%	-1.7%
Total All Lines	-3.5%	-3.8%	-1.8%	-1.0%

        Securities and Exchange Commission
        December 5, 2007

Table 2

Increase (Decrease) in Ultimate Severity
Between the Years Ended December 31, 2005 and December 31, 2006

	Accident Years
	2005	2004	2003	2002

Line of Business
Commercial:
Automobile	0.2%	-4.3%	-0.8%	-0.6%
Workers Compensation	-2.1%	-2.0%	-4.2%	-0.1%
Multi-Peril	-6.2%	-3.8%	-1.5%	-0.6%
Other	1.8%	-0.7%	8.2%	-3.6%
Total Commercial	-3.0%	-3.5%	-1.4%	-0.7%
Personal:
Automobile	-1.4%	-4.5%	-2.9%	-1.6%
Homeowners	-3.5%	-4.6%	-2.7%	-2.1%
Other	-1.4%	0.9%	0.3%	-0.1%
Total personal	-2.0%	-4.5%	-2.8%	-1.7%
Total All Lines	-3.0%	-3.7%	-1.7%	-1.0%

Table 3

Increase (Decrease) in Ultimate Claim Count
Between the Years Ended December 31, 2005 and December 31, 2006

	Accident Years
	2005	2004	2003	2002

Line of Business
Commercial:
Automobile	-0.4%	0.0%	0.2%	0.1%
Workers Compensation	-1.6%	-0.5%	0.1%	0.1%
Multi-Peril	-0.4%	0.2%	-0.1%	-0.2%
Other	-5.5%	-2.6%	-3.4%	-1.3%
Total Commercial	-0.8%	-0.1%	0.0%	0.0%
Personal:
Automobile	-0.4%	0.0%	0.0%	0.1%
Homeowners	0.7%	-0.4%	-0.4%	0.0%
Other	3.9%	0.0%	-0.2%	-0.3%
Total personal	0.0%	-0.1%	-0.1%	0.0%
Total All Lines	-0.5%	-0.1%	-0.1%	0.0%

These tables illustrate that the changes to the Company’s estimates of ultimate loss for prior accident years between December 31, 2005 and December 31, 2006 are primarily driven by the severity component of loss.  As estimates of the ultimate number of claims were stable for the prior accident periods, the changes in estimates of ultimate loss are characterized as resulting from a reduction in severity.  In this context, the term “severity” does not refer to an actuarial assumption; rather, it refers to “severity” as a

        Securities and Exchange Commission
        December 5, 2007

 descriptive statistic derived from the ratio of estimated ultimate loss to estimated ultimate claim counts.

In addition, provide a discussion of how you developed the ranges and how that analysis applies to the key assumptions.

RESPONSE:  The Company supplementally provides the following additional discussion in response to your request:

The range provided in the Company's Annual Report is determined using a well established statistical sampling technique called the Monte Carlo Simulation method.  This method uses the Company's actual historical loss data to estimate the mean and standard deviation of a statistical distribution for future loss development. There have been no adjustments made to the historical data. The Company's application of the Monte Carlo Simulation assumes that loss development factors within a development period are normally distributed with a mean and standard deviation as calculated from the historical data.  There has been no change in this assumption from the previous year end analysis.

Reserve ranges are determined using both paid and incurred loss development data with a 1,000 trial simulation run against each set of data. Each simulation generates a unique set of loss development factors randomly generated from the Normal distribution with mean and standard deviation as defined above.  Each unique set of loss development factors when applied to the data produces a unique reserve estimate.  At the completion of the simulation, there are 2,000 unique reserve estimates which can be ordered from lowest to highest creating a range of reserve estimates.  The range of reserve estimates used in the Annual Report is constructed by eliminating the lowest 100 reserve estimates (5% of the 2,000 estimates) and the highest 100 reserve estimates.  The resulting range is characterized as a reasonable representation of a 90% confidence interval, i.e. there is approximately a 90% probability that the actual reserve amount (which will not be known for many years) is within the defined range.

For the Monte Carlo simulation, we currently use a software package (Crystal Ball, an ORACLE product) especially designed for reserving applications in the insurance industry.

The use of this technique to analyze reserve ranges assumes historical data has validity in predicting future outcomes.  This is consistent with a key assumption underlying much of insurance pricing and reserving theory.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 2006 10-K;

        Securities and Exchange Commission
        December 5, 2007

•
comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 2006 10-K do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 5, 2007

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ JUSTIN P. KLEIN

Justin P. Klein

cc:           Sasha S. Parikh, Division of Corporation Finance
Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Esquire, Senior Vice President, Secretary, General Counsel and Chief Governance Officer